April 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: Jeff Kauten and Jan Woo

Re:	Brand Engagement Network Inc. Registration Statement on Form S-1 Filed April 12, 2024 File No. 333-278673

Ladies and Gentlemen:

On behalf of Brand Engagement Network Inc. (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 16, 2024, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 12, 2024. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus cover page of Amendment No. 1, and has made similar revisions to the section titled “Purchase Price Paid By the Selling Security Holders” on pages 97 and 98 of Amendment No. 1 accordingly.

Risk Factors

Future resales of our Common Stock…, page 33

2.	Please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 33 of Amendment No. 1 accordingly.

Haynes and Boone, LLP	2801 N. Hardwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

April 22, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

3.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41 and 42 of Amendment No. 1 accordingly.

4.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the four largest selling stockholders, beneficial owners of over 70% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 of Amendment No. 1 accordingly.

Selling Security Holders, page 92

5.	Please revise to disclose that J.V.B. Financial Group, LLC is a broker-dealer. If J.V.B. Financial Group, LLC acquired its shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, it should be named as an underwriter.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 of Amendment No. 1 accordingly. The Company respectfully advises the Staff that the Company issued J.V.B. Financial Group its convertible promissory note and the shares of common stock underlying the note as transaction-based compensation for the performance of investment banking services rendered to the Company in connection with its recently completed business combination.

General

6.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement, accordingly, including in accordance with certain other comments contained in the Staff’s letter as indicated above.

* * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

April 22, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Michael Zacharski, Chief Executive Officer
Bill Williams, Chief Financial Officer
Logan Weissler, Esq., Haynes and Boone, LLP
Alexandria Pencsak, Esq., Haynes and Boone, LLP